SHEARMAN & STERLING LLP

シャーマン アンド スターリング外国法事務弁護士事務所

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WWW.SHEARMAN.COM | T +81.3.5251.1601 | F +81.3.5251.1602

RECEIVED
2008 MAR 31 P 4:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08001581

March 31, 2008

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, translations or summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda /ms

Masahisa Ikeda

Enclosure
MI/KM/ms

PROCESSED
APR 03 2008
THOMSON FINANCIAL

dlw 4/1

Exhibit A

Documents for which English versions are readily available

Press releases:

1. Press release dated March 5, 2008 regarding "Genuine Leather Bottom Case & Front Cases M/S Launched to Public" (Exhibit A-1)
2. Press release dated March 5, 2008 regarding "Introducing A Thin, Lightweight Single-Focus Standard Pancake-Type Lens, the ZUIKO DIGITAL 25mm f2.8" (Exhibit A-2)
3. Press release dated March 5, 2008 regarding "World's Thinnest, Smallest E-420 Digital SLR Camera Announced" (Exhibit A-3)

Exhibit A-1

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

March 5, 2008

Designed to fit the world's slimmest, smallest* digital SLR camera, the E-420

Genuine Leather Bottom Case & Front Cases M / S Launched to Public

Olympus Imaging Corporation (President: Masaharu Okubo) today announced that the introduction of Genuine Leather Bottom Case and two Front cases, especially designed to fit the E-410 and the new E-420, the world's slimmest, lightest* digital SLR cameras, and scheduled for release in the middle of April, 2008.

<Product Outline: Genuine Leather Bottom Case & Front Cases>

Made of soft, durable leather, the Bottom case and the two Front cases have been carefully designed to accommodate the camera body and lenses, while protecting them from damage. In addition to the practical purpose of protecting the camera gear against scratches and impact, these cases also make an attractive, stylish statement with the unique texture of genuine leather, solid craftsmanship, and classic design. These cases were initially available on a limited basis for the E-410 at the Olympus Japan website since November 2007, but sold out quickly, inconveniencing many customers. On the occasion of the announcement of the new E-420, Olympus has decided to begin marketing these cases for use with either the E-410 or E-420, and to expand the lineup with the new **Front Case S**, which has been designed to fit the newly launched ZUIKO DIGITAL 25mm f2.8, thin pancake-type lens. The previously available front case, now called **Front Case M,** is designed for use with the standard zoom lens. Moreover, the Bottom and Front cases are now available as separate products, instead of as a set, so users can select the Front case model according to their camera system configurations.

Available in black, dark brown, or white, the Bottom and Front cases will meet the requirements of users who care about what they carry, allowing them to take the E-410 and E-420 wherever they want to go.

* Among interchangeable lens type digital SLR cameras as of March 5, 2008 (in-house research)

Main Features:

- Bottom Case with an advanced design that gives the user a better grip on the camera body.
- Quick shooting possible immediately after opening the Front case.
- Two Front case models: **Genuine Leather Front Case M** for the standard zoom lens and **Genuine Leather Front Case S** for the pancake-type lens. The Front cases are sold separately from the Bottom case so that users can choose the Front case that best suits their needs.
- After the Front case has been removed, Live View shooting and display on the rear panel LCD is possible without removing the Bottom case.
- Warm handcrafted feel thanks to the leather-covered buttons.
- Colour coordination with an optional strap (already marketed) can further enhance the overall style and appearance of the camera system.

Product Name		MSRP (Japanese yen)	Launch Date
Genuine Leather Bottom case	CS-8BBK (Black)	4,762 yen (5,000 yen incl. tax)	mid-April, 2008
	CS-8BDB (Dark Brown)		
	CS-8BWT (White)		
Genuine Leather Front Case M	CS-8LMBK (Black)	6,953 yen (7,300 yen incl. tax)	
	CS-8LMDB (Dark Brown)		
	CS-8LMWT (White)		
Genuine Leather Front Case S	CS-8LSBK (Black)	6,953 yen (7,300 yen incl. tax.)	
	CS-8LSDB (Dark Brown)		
	CS-8LSWT (White)		

* Applicable interchangeable lenses

- Leather Lens Jacket M: ZUIKO DIGITAL ED 14-42mm f3.5－5.6/ED 40-150mm f4.0－5.6/ED 50mm f2.0 Macro/ /35mm f3.5 Macro
- Leather Lens Jacket S: ZUIKO DIGITAL 25mm f2.8



<Optional Associated Products>

Product Name	MSRP	Launch Date
Shoulder Strap CSS-S101L (Black leather)	3,600 yen (3,780 yen incl. tax)	In store
Shoulder Strap CSS-S102L (White leather)		
Shoulder Strap CSS-S103L (Light brown leather)		
Shoulder Strap CSS-S104L (Dark brown leather)		
Shoulder Strap CSS-S001 (Black/Aqua)	2,400 yen (2,520 yen incl. tax)	
Shoulder Strap CSS-S002 (Black/Pink)		



Shoulder Strap

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2135 Fax: +81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp/
Olympus E-System Site: http://www.olympus-esystem.jp/

Exhibit A-2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

March 5, 2008

Digital-dedicated interchangeable lens compliant with the Four Thirds System standard

Introducing A Thin, Lightweight Single-Focus Standard Pancake-Type Lens, the ZUIKO DIGITAL 25mm f2.8

Olympus Imaging Corporation (President: Masaharu Okubo) today announced the upcoming launch of the ZUIKO DIGITAL 25mm f2.8, a thin, lightweight single-focus standard pancake-type lens fully compliant with the Four Thirds System standard for digital SLR cameras and scheduled for release in the middle of April, 2008.

<Main Features>

1. **Thin, lightweight pancake-type lens with an overall length of 23.5 mm and weight of 95 grams**
2. **Digital-dedicated, high-image-quality design**
3. **Excellent close-up shooting capability**
4. **Screw-in aluminium lens cap**

ZUIKO DIGITAL is a series of interchangeable lenses designed especially for use with digital SLR cameras. Featuring compliance with the Four Thirds System standard, these dedicated lenses maximize the potential of the high-performance image sensors used in digital SLRs.

The newly developed ZUIKO DIGITAL 25mm f2.8 is a thin, lightweight single-focus standard pancake-type lens with a focal distance equivalent to 50 mm on a 35 mm camera lens. It offers both excellent portability thanks to the compact and lightweight advantages of the Four Thirds System and very sharp, clear imaging performance.

The lens has an overall length of 23.5 mm. When combined with the already released E-410 or the upcoming E-420 digital SLR camera, the total length including the camera body and lens is only 76.5 mm. The result is an easy-to-store, easy-to-carry camera system with go-anywhere portability. And when the lens with E-420 is used, "AF Live View" function, which makes Live View shooting easier and more convenient than ever, is available.

With a focal distance equivalent to 50 mm on a 35 mm film camera lens, this standard pancake-type lens provides an image angle very close to that of the naked eye. The result is a near-natural visual field that makes this an ideal standard lens for daily use, whether for simple snapshots or for more sophisticated portrait and landscape shooting.

<Pricing & Launch Date>

Product Name	MSRP (Japanese yen)	Launch Date
ZUIKO DIGITAL 25mm f2.8	47,500 yen (49,875 yen incl. tax)	Mid-April, 2008



ZUIKO DIGITAL 25mm f2.8



When ZUIKO DIGITAL 25mm f2.8 is combined with E-420

Main Features

1. Thin, lightweight pancake-type lens with an overall length of 23.5 mm and weight of 95 grams

Mastery of the latest optical design technology has resulted in a thin, lightweight pancake-type lens with an overall length of only 23.5 millimetres and weight of 95 grams. When this lens is mounted on the currently available E-410 or the just announced E-420 digital SLR camera, the total length of the camera body and lens is still only 76.5 mm. The result is a camera system that is easy to store and easy to carry, offering go-anywhere portability. With its compact, lightweight design, this highly portable lens is ideal for daily use, perfect for a wide range of photographic opportunities from snapshots to portrait and landscape shooting.

2. Digital-dedicated, high-image-quality design

The focal distance is equivalent to 50 mm on a 35 mm camera lens. Double-sided aspherical lens components are employed to reduce the lens length and provide optimal aberration correction, achieving a sharp, clear image just like a single-focus lens. A specially formulated lens coating optimized for shooting against light minimizes ghosts and flares. With a high open aperture f-value of 2.8 and a circular aperture diaphragm, this lens lets you create beautiful soft-focus images and take advantage of natural defocusing effects.

3. Excellent close-up shooting capability

Close-up shooting is possible at a minimum distance of 13 centimeters from the front of the lens. The possibility of positive challenge to the shooting subject will expand the field of photography.

4. Screw-on aluminium lens cap

The lens cap is made of aluminium and screws onto the lens. This ensures a sleek, streamlined exterior appearance.

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2135 Fax: +81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp/
Olympus E-System Site: http://www.olympus-esystem.jp/

Exhibit A-3

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

March 5, 2008

Advanced AF function for more comfortable "Live View" photography

World's Thinnest, Smallest* E-420 Digital SLR Camera Announced

Olympus Imaging Corporation (President: Masaharu Okubo) today announced the upcoming launch of the world's thinnest, smallest* interchangeable lens type digital SLR camera, the E-420, scheduled for release in the middle of April, 2008.

<Main Features>

1. **World's thinnest, smallest* camera body — ideal for travelling or just walking around town**
2. **"AF Live View" function that makes shooting as easy as a compact digital camera**
3. **"Face & Back Control" renders both human faces and the background more clearly**
4. **New large 2.7-inch HyperCrystal II LCD monitor with improved visibility in Live View shooting and picture playback**

The E-420 is an upgraded version of the E-410 digital SLR camera (released in April 2007), which has received much praise for its excellent portability and picture quality. In keeping with the slim design, grip size has been minimized, while at the same time the grip design has been improved to fit more securely in the hand. Combining the world's thinnest, smallest* body with the outstanding picture quality Olympus is renowned for, this camera makes it easy for anyone to enjoy the power of digital SLR performance and to capture and preserve the activities of everyday life or the memories of once-in-a-lifetime journey in beautiful pictures. Embodying the slogan of Olympus digital SLRs, "GO FIND YOUR WONDERS," the E-420 is the ideal photographic companion as users set out to discover the wonder and joy that can be experienced through the act of 'photographing.'

The E-420 features a new "AF Live View" that improves on conventional Live View by enabling autofocusing based on contrast detection. "Face & Back Control" is another special feature that optimizes exposure of human faces and the background. Using the face detection function, which is capable of detecting up to 8 different faces, this function assures clear, beautiful portraits and group shots even against strong backlight.

With its high picture quality, high functionality and high portability, the E-420 is not only a great choice for beginners who want to enter the world of digital SLR photography, it's also an excellent choice for experienced photographers looking for a handy, reliable, go-anywhere digital SLR.

To complement the E-420, the ZUIKO DIGITAL 25mm f2.8, a new pancake-type lens optimized for the E-420's slim design, and Genuine Leather Bottom Case and two Front cases will be released at the same time.

<Pricing & Launch Date>

Category	Product Name	MSRP	Launch Date	Monthly Productions
Digital SLR camera	OLYMPUS E-420 Body OLYMPUS E-420 Lens Kit (with ZUIKO DIGITAL ED 14-42mm f3.5-5.6 lens) OLYMPUS E-420 Double Zoom Kit (with ZUIKO DIGITAL ED 14-42mm f3.5-5.6 and ZUIKO DIGITAL ED 40-150mm f4.0-5.6 lenses)	Open pricing	Mid-April 2008	30,000 units

* Among interchangeable lens type digital SLR cameras as of March 5, 2008 (in-house research)



E-420
(with ZUIKO DIGITAL ED 14-42mm f23.5-5.6)



E-420 (Rear view)

<Development Background>
In the autumn of 2006, Olympus began writing Chapter Two in the story of the Olympus E-System with the declaration, *"we will continue to develop revolutionary features that extend the frontiers of DSLR photography, and to strengthen the Olympus E-System body, lens, and accessory lineup. We will continue to develop Olympus E-System bodies, lenses, and accessories for a wide range of genres, so that even more people are able to take photographs that could never be taken before."* This declaration was embodied in the E-410, at the time the world's thinnest, smallest, lightest digital SLR*, and the E-510, which marked the first time an image stabilization mechanism was incorporated in an SLR camera body. Both models were released in April and June 2007 respectively, setting the stage for the release of the E-3, the flagship model with the world's fastest AF*, which came out in November of the same year. With each boasting its own unique features, these three models have obtained a high reputation from the market.
The newly announced E-420 is an advanced version of the E-410. While maintaining the same super-slim, highly portable design of the E-410, which was made possible by exploiting the miniaturization capabilities inherent in the Four Thirds System standard, the E-420 incorporates an impressive array of powerful new technologies such as "Auto Focus Live View", Face Detection and "Shadow Adjustment Technology" that make it easy even for absolute beginners to obtain beautiful, natural-looking pictures.
In terms of its imaging capability, the E-420 offers the same outstanding quality as the E-3, our widely praised flagship model, released in November 2007.
Bringing the high picture quality of digital SLRs to anyone who wants to enjoy it, the E-420 offers the ideal combination of high quality, easy operation, and maximum versatility.

* Among interchangeable lens type digital SLR cameras as of 5th March 2008 (in-house research)

<Other Features>
★ Reliable Dust Reduction System
★ Fast 3.5 frames-per-sec. sequential shooting
★ Built-in flash with wireless flash control
★ More advanced, 10-megapixel new Live MOS Sensor and TruePic III image processing engine
★ "Perfect Shot Preview" function to compare the results of various effects before actual shooting
★ Super Control Panel with excellent visibility and operability

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2135 Fax: +81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp/
Olympus E-System Site: http://www.olympus-esystem.jp/

■ **Main Features**

1. World's thinnest, smallest*[1] camera body — ideal for travelling or just walking around town

Like its predecessor, the E-410, the E-420 represents ultimate in compact design, boasting the world's thinnest, smallest*[1] digital SLR camera body. Olympus achieved this by reducing grip size, choosing the right component designs and materials, and optimizing the layout. To ensure the highest level of resistance to shocks and damage, the circuit boards feature a flexible structure while the box inside the camera is constructed with high-strength engineering resin and thick metallic frame. Despite its smaller size, the improved grip design allows the user to hold the camera comfortably and securely.

*1. Among interchangeable lens type digital SLR cameras as of March 5, 2008 (in-house research)

2. "AF Live View" function that makes shooting as easy as a compact digital camera

The advanced new "AF Live View" function incorporated in the E-420 is an improved version of Olympus's original breakthrough Live View Technology. With "AF Live View", autofocusing based on contrast detection is available for the first time in our line of digital SLR cameras. When the shutter button is pressed halfway in Live View shooting, by "High Speed Imager AF*[2]" system, contrast values are detected at the image sensor and focusing is adjusted at the peak contrast position. The AF in our previous Live View used a phase-difference detection system in which the mirror was moved down temporarily, but with our new AF Live View, users can shoot in the same way as they would with a compact digital camera*[2], making Live View shooting easier and more convenient than ever.

*2. When a lens other than the ZUIKO DIGITAL ED14-42mm f3.5-5.6, ED40-150mm f4.0-5.6 or 25mm f2.8 is used, the number of AF focusing points changes to 3 and AF is executed again when the shutter button is pressed all the way. With the ED14-42mm f3.5-5.6 or ED40-150mm f4.0-5.6, lens, the firmware needs to be updated to Ver.1.1 or later.

3. "Face & Back Control" renders both human faces and the background more clearly

The E-420's face detection function detects up to 8 faces at a time and automatically adjusts focus to ensure that everyone's faces are accurately focused even in group photos. This works in conjunction with "Face & Back Control", which optimizes exposure for the faces in the foreground and the scenery in the background, assuring sharp, clear, more natural-looking pictures. Even when shooting against the light, faces can be optimally exposed without over-exposing the background.

4. New large 2.7-inch HyperCrystal II LCD monitor with improved visibility in Live View shooting and picture playback

The E-420 uses a new 2.7-inch HyperCrystal II LCD monitor with even higher visibility than our previous LCD monitors. The new LCD monitor has increased the contrast and expanded the color reproduction gamut to enable finer image checking in Live View shooting and picture playback. With a viewing angle of 176° in all directions, checking the monitor image is easy from any angle. Image reproduction in

Live View shooting and picture playback is further improved by an anti-reflection multi-coating and easy-to-use color temperature adjustment that works the same way as a traditional brightness adjustment control.

■ <u>Other Features</u>

★ **Reliable Dust Reduction System**

Dust and dirt — whether it gets inside when the lens is changed or is produced by friction inside the camera when the shutter is opened and closed repeatedly — is the photographer's biggest enemy. Once it gets on the low-pass filter or the image sensor, even tiny specks of dust will show up in your photographs, spoiling what would otherwise be a great shot. Olympus has always viewed dust as a critical issue in digital SLR cameras and solved it by incorporating a SSWF (Super-Sonic Wave Filter) unit that literally shakes the dust loose so it can be collected with a dust absorber. Activated whenever the camera is powered on ore when Live View is in use, the SSWF unit vibrates at supersonic speeds, removing dirt and dust that cannot be removed simply by moving the image sensor up and down. This system can even remove fine dust attached by intermolecular force that cannot be removed by static electric discharge.

★ **Fast 3.5 frames-per-sec. sequential shooting**

Sequential shooting performance has been improved to 3.5 frames per second. Now it is easier to capture the best moment from fast moving subjects or human expressions that constantly change from one instant to the next.

★ **Built-in flash with wireless flash control**

The powerful built-in flash incorporates a commander function for combined operation with wireless flashes, a feature already proven on Olympus's flagship DSLR, the E-3. When the FL-50R and/or FL-36R external flashes are used, multiple flashes can be controlled without either connection cables or an external commander. Settings (including flash mode and intensity) for up to 3 groups of remote flashes can be adjusted on the LCD panel on the back of the camera.

★ **More Advanced, 10-megapixel new Live MOS Sensor and TruePic III image processing engine**

The E-420 uses a powerful new 10-megapixel Live MOS Sensor for image capturing that enables accurate reproduction of details with natural, vivid colors. The new sensor features an improved dynamic range to ensure richer, more subtle gradations, giving images a natural, true-to-life appearance.

The TruePic III image processing engine features an advanced processing algorithm to improve imaging performance, gradation expression and color reproduction.

★ **"Perfect Shot Preview" function to compare the results of various effects before actual shooting**

Before actually taking a picture, the user can use "Perfect Shot Preview" to display four images with different compensation/adjustment settings on the LCD monitor and

select the preferred image from among them. The Two settings that can be checked are exposure compensation, white balance. Being able to check and compare the effects of various settings in advance make it much easier for users to obtain exactly the image they want.

★ **Super Control Panel with excellent visibility and operability**

The Super Control Panel displays shooting and setting data on the LCD and features a GUI (Graphical User Interface) for quick, intuitive operation using cross-cursor and OK buttons. Settings are easy to make and easy to check, minimizing mistakes and confusion.

Exhibit B

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English translations or summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Notification with Respect to Dissolution of Subsidiary", as disclosed on March 17, 2008 (Exhibit B-1)

Press Releases:

1. Japanese press release dated February 13, 2008: Olympus Imaging Corp. will commence the sale of the "CAMEDIA SP-570UZ", the first compact digital camera in the world (as of February 13, 2008) with a 20x optical zoom lens, from March 6, 2008.

2. Japanese press release dated February 13, 2008: Olympus Imaging Corp. will move its "Olympus Plaza Osaka" showroom from the current location in Minami-Funaba, Chuo-ku, Osaka as of March 18, 2008. "Olympus Plaza Osaka" will undergo renovation and re-open in the Honmachi area as a one-stop shop offering solutions to customers' needs.

3. Japanese press release dated February 13, 2008: Olympus Imaging Corp. will commence the sale of the "μ 1030SW" compact digital camera from March 2008. The "μ 1030SW" features a high resolution 10.1 megapixel CCD, 3.6x optical zoom lens, and resistance to water (up to 10 meters), shock (if dropped from heights of up to 2 meters), and dust.

4. Japanese press release dated February 20, 2008: Olympus Imaging Corp. will hold a "Flagship Campaign" from February 22 through May 11, 2008. Customers who purchase an "E-3" digital single-lens reflex camera (the Company's flagship digital single-lens reflex camera) and/or a ZUIKO DIGITAL lens from the "SUPER HIGH GRADE Series Lens" line-up will receive a premium gift.

5. Japanese press release dated February 25, 2008: The Company's Future Creation Laboratory (*mirai souzou kenkyu-jo*), in cooperation with professor Toshikazu Kato of the Department of Industrial and Systems Engineering of Chuo University, has commenced demonstration experiments to test the practical applications of the Company's "Inspiring Ubiquitous Service (IUS)". The experiments focus on providing information, such as sightseeing spots, stores and trivia about a particular area, to assistants participating in the experiments via wireless head mounted displays.

6. Japanese press release dated March 11, 2008: Olympus Imaging Corp. and Coleman Japan Co., Ltd. will commence the sale of new blue and red models in the "Coleman Binoculars 8x21" line of compact, light-weight, portable binoculars jointly developed by the two companies, from March 28, 2008.

7. Japanese press release dated March 11, 2008: Olympus Imaging Corp. will commence the sale of the "10x42 EXWP I" prism binoculars, which are ideal for use outdoors with crisp, clear visibility and water-resistant capabilities, from March 28, 2008.

8. Japanese press release dated March 11, 2008: The Company has made Japan Medical Data Center Co., Ltd. ("JMDC") a subsidiary by acquiring 71.8% of the issued and outstanding shares of JMDC. JMDC provides data base, analysis and information services with respect to diagnostic data and medical invoices, among others, to health insurance associations. By making JMDC a subsidiary, the Company intends to enter into businesses which provide assistance to health insurance associations, with the introduction of mandatory examinations and insurance guidelines specifically aimed at preventing metabolic syndrome in April 2008, and to further develop its healthcare sector centering on the preventive medicine business.

I. Outline of Japan Medical Data Center Co., Ltd

President and Representative Director	Shinya Kimura
Address of head office	Kojimachi 311 Building, 3-1 Kojimachi, Chiyoda-ku, Tokyo
Date of incorporation	January 31, 2002
Amount of capital	390 million yen
Number of employees	47 (as of December 2007)
Business description	Medical statistics data service, consulting service
URL	http://www.jmdc.co.jp

9. Japanese press release dated March 12, 2008: Olympus Medical Systems Corp. and Eiken Chemical Co., Ltd. are sponsoring "Brave Circle Walk ~ Walk & Learn about the Importance of Regular Check Ups!" as part of the "Brave Circle" campaign to reduce the rate of colorectal cancer and raise awareness of the needs for regular screening for colorectal cancer. Local celebrities and athletes will also participate in the walk, which will be held in Yokohama on Saturday, May 24, 2008.

10. Japanese press release dated March 18, 2008: Olympus Imaging Corp. will hold a "Go Find Your Wonders Spring Campaign" from March 19 through May 11, 2008 to commemorate the commencement of the sale of the "E-420" digital single-lens reflex camera. Customers who purchase any of the products included in the campaign and register on the Olympus website will receive a genuine leather shoulder strap and be entered into a lucky draw for a chance to win one of 100 domestic travel coupons worth 30,000 yen.

Exhibit B-1

[TRANSLATION]

March 17, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Dissolution of Subsidiary

Broadleaf Co., Ltd ("Broadleaf", Head office: Shinagawa-ku, Tokyo, Representative Director and President: Kenji Oyama), a subsidiary of Olympus Corporation, resolved at its meeting of the Board of Directors held on March 17, 2008 to dissolve its consolidated subsidiary, *Risaikuru Sougou Kenkyu-jo Co., Ltd.* (Recycling Research Institute Co., Ltd) ("*Risaikuru Sougou*").

I. Outline of subsidiary to be dissolved

Trade name	*Risaikuru Sougou Kenkyu-jo Co., Ltd.*
Representative	Kimio Mikazuki, Representative Director and President
Address of head office	4-12-2 Higashi-Shinagawa, Shinagawa-ku, Tokyo
Main business activity	1. Formulation and administration of quality control and quality assurance standards for used car parts recycling systems 2. Sale of used car parts 3. Training companies to acquire International Organization for Standardization (ISO) accreditation
Date of incorporation	January 8, 2002
Number of employees	None
Amount of capital	10 million yen
Fiscal year-end	December 31
Shareholder (shareholding ratio)	Broadleaf Co., Ltd (100%)

II. Reason for dissolution

The dissolution of the subsidiary has been decided on the basis that the company has ceased to operate and Broadleaf has no plans to further manage the operation of its businesses.

III. Schedule of dissolution

March 17, 2008:	Board resolution of dissolution at Broadleaf
March 25, 2008:	Resolution of dissolution at the general meeting of shareholders of *Risaikuru Sougou* (scheduled)

* Liquidation is scheduled to be completed by mid-August 2008.

IV. Impact on Broadleaf's consolidated business results

The dissolution of *Risaikuru Sougou* has been accounted for in the business results forecast for the year ending March 2008, which was released on February 4, 2008. The impact of the dissolution on Broadleaf's consolidated business results for the year ending March 2008 will be minor.

End of document

END